AR/S
P.E. 6-30-02



determined

Report 2002

DIGENE
CORP

HPV TESTING AVAILABLE

Argentina	Chile	Denmark	Hong Kong	Israel	Malaysia	Norway	Singapore	Taiwan	Uruguay
Australia	China	France	Hungary	Italy	Mexico	Peru	S. Africa	Turkey	Venezuela
Austria	Columbia	Finland	India	Japan	Netherlands	Poland	Spain	U.K.	Costa Rica
Belgium	Croatia	Germany	Indonesia	Korea	New Zealand	Portugal	Sweden	U.A.E.	Korea
Canada	Czech Rep.	Greece	Ireland	Lithuania	Scotland	Russia	Switzerland	U.S.A.	Romania

Digene is the global leader in HPV testing. In more than 50 countries on six continents, Digene's HPV Tests are now being used in screening women for cervical cancer. And every year, our HPV Tests are increasingly becoming the standard of care for cervical cancer screening in countries around the world.


determined
women access to
HPV Tests.



Every year

It's the same routine.
I go to the doctor
and get a Pap test.

120–150 million Pap tests are performed worldwide annually.[1]

10–15 million Pap tests produce non-normal results worldwide annually.[1]


This year it was
My Pap test
abnormal
test that
the virus
cervical cancer.


After my follow-up tes
doctor called. The tes
PV came back

Digene's hc_2 HPV Test is becoming the standard practice in the follow-up of borderline Pap tests.[4]

In March 2002, an FDA Advisory Panel recommended that the FDA approve, with conditions, use of our next-generation DNA Pap™ for primary cervical cancer screening for women ages 30 and over. We continue to work to provide the FDA with information to support approval of the DNA Pap.[3]



Committed

to changing the standard practice to screen for HPV on a patient's first visit using our HPV Test







Unique

We increased our market share for ASC-US testing in the United States to approximately 38%, and we expect continued increases during fiscal 2003 as labs and physicians continue to implement and standardize testing using our hc_2 HPV Test.

Our sales continue to grow. In the United States alone, HPV sales increased 96% over the last fiscal year, and international HPV sales grew by 62%.

Total revenues are up 43%

FINANCIAL HIGHLIGHTS

Years ended June 30,	2000	2001	2002
Total revenues	$23,043,970	$34,196,886	$48,847,777
Revenues:			
Product sales	$22,287,483	$32,706,349	$45,750,124
Distribution contract	$ —	$ 837,577	$ 2,357,239
Other	$ 756,487	$ 652,960	$ 740,414
Net loss	$ (6,767,206)	$ (6,480,997)	$ (9,396,616)
Net loss per share	$ (0.44)	$ (0.39)	$ (0.54)
Weighted average shares outstanding	15,295,798	16,556,863	17,360,725
Cash, cash equivalents and short-term investments	$20,213,817	$29,603,664	$39,593,239

TOTAL REVENUE

($ in millions)


50
40
30
20
10
0
00
01
02

GROSS MARGIN

($ in millions)


40
30
20
10
0
00
01
02

HC TEST UNIT VOLUME

(in thousands)


2500
2000
1500
1000
500
0
00
01
02

HPV REVENUE

($ in millions)


40
30
20
10
0
00
01
02



EVAN JONES



CHARLES M. FLEISCHMAN

TO OUR STOCKHOLDERS

Digene has established itself as the global leader in HPV testing and during fiscal 2002 we continued to grow our business. Driven by an 83% increase in our core HPV testing business, total revenue increased 43% in fiscal 2002, to $49 million, compared with fiscal 2001. We also achieved important commercial milestones during the year that position the company to achieve continued growth in the future. With approximately $40 million in cash and short-term investments, we have a strong balance sheet and are approaching profitability in our core operations. Digene is strong and well positioned to become a highly successful commercial entity in the molecular diagnostic and women's health diagnostic markets.

LEADERSHIP IN HPV TESTING In April, the American Society for Colposcopy and Cervical Pathology (ASCCP) published landmark consensus guidelines in the *Journal of the American Medical Association* endorsing HPV testing in the management of ASC-US Pap smear results and for additional patient management indications. In effect, these new practice guidelines establish our hc_2 HPV Test as the standard of care in managing patients with borderline Pap smear results. While capitalizing on the U.S. borderline market, we have been working to gain FDA approval of a primary screening indication through the DNA Pap™, which combines the Pap smear and our HPV Test. In March, an FDA Advisory Panel voted to recommend approval of the DNA Pap with conditions, and we are working to satisfy the conditions and gain approval for this indication as quickly as possible.

We are continuing our pioneering research in HPV testing and cervical cancer screening. In March, we introduced the UCM™ Pap testing system into the Brazil market, and initial results have been very encouraging—so far more than 45 laboratories have committed to this new technology. The UCM Pap system allows for molecular diagnostic testing of HPV and other infectious agents and liquid-based Pap testing from a single clinical specimen. We also completed successful preliminary evaluations of the hc_2 HPV Test on the Rapid Capture™ System for high volume molecular diagnostic testing. In the future, we expect these products to be a part of Digene's product offerings for cervical cancer screening and infectious disease testing.

NORTH AMERICAN SUCCESS We achieved another year of record results in the United States, as our HPV Test sales increased 96% to $24 million and total revenue increased 56% to $31 million for the fiscal year. During the year, we capitalized on the publication of the results from the National Cancer Institute's ALTS clinical trial, our co-marketing agreement with Cytyc Corporation and our direct sales efforts to laboratories. We increased the number of laboratories actively performing our hc2 HPV Test to over 200. Further increasing the domestic demand for the hc2 HPV Test, the U.S. Army adopted HPV testing in the management of women with ASC-US Pap smear results. Through these efforts, and as a result of the growing recognition of the importance of HPV testing, we increased our market share of ASC-US testing to approximately 38%. We expect to continue to increase our market share during 2003 as clinicians implement the new ASCCP clinical practice guidelines recommending HPV testing.

INTERNATIONAL OPPORTUNITIES We see significant opportunities to grow our business outside the United States. During 2002, our European business increased 25% over the prior year to $13.1 million. In Europe, our HPV kit sales increased 62% during the year to more than $6 million. The Belgian Parliament approved a resolution calling for the introduction of HPV testing within their national cervical cancer screening program, and the European Parliament's Medical Service agreed to reimburse for HPV testing in annual medical examinations for all female Members of the European Parliament and their staff in Brussels. We have decided to establish our own European sales infrastructure. We are investing to significantly expand our sales and marketing infrastructure in Europe, and we expect this expanded organization will play a critical role in the further commercialization of our HPV Tests for cervical cancer screening.

WOMEN'S HEALTH DIAGNOSTICS From our strong position in cervical cancer screening, we have been working to expand our product offerings to include tests for infectious diseases such as chlamydia (CT), gonorrhea (GC) and herpes (HSV). We received FDA clearance to market our CT/GC tests on the Rapid Capture System, and the Japanese Ministry of Health, Labor and Welfare cleared our CT/GC and HPV Tests for use in Japan, opening up this important new market for the company. In January, we reacquired the exclusive rights to distribute Digene's CT/GC tests and accessories worldwide from Abbott Laboratories. We also have active programs underway to develop a Hybrid Capture® HSV typing test and a next-generation Hybrid Capture testing platform. These new products and products in development should contribute to our growth in the future.

BUILDING OUR BUSINESS During 2002, we took bold steps in order to strengthen our commercial operations and our position in the market. In February, we announced an agreement in which Cytyc Corporation would acquire Digene through a stock and cash tender offer transaction. We believe the planned merger of the two companies would have offered substantial benefits to our customers, stockholders and to women in the United States and around the world. On June 30, however, we terminated the Cytyc merger agreement after the U.S. Federal Trade Commission (FTC) informed Digene and Cytyc that if the parties sought to close the transaction contemplated by the merger agreement, the FTC would seek an injunction to block the closing.

During the year we worked to protect our intellectual property. In March, we filed an action for declaratory judgment against Enzo Biochem, Inc. Enzo has counter-sued Digene, and the dispute between the companies is set to go to trial by the summer of 2003. In addition, in November we filed an action for patent infringement against Ventana Medical Systems alleging that Ventana has infringed certain Digene HPV patents and seeking a permanent injunction and monetary damages for past infringement. While these actions have adversely impacted our expenses, we believe they are in the best interest of our stockholders over the longer term.

SOLID FINANCIAL ACHIEVEMENTS We achieved record revenues of $48.8 million in fiscal 2002, with increases in all geographic regions and an 89% increase in HPV revenue to $36 million. Gross margin expanded to 73% of product sales, up from 63% in 2001. Net loss for the fiscal year was $9.4 million, or $0.54 per share. These results include a charge of $2.5 million for the repurchase of CT/GC distribution rights from Abbott Laboratories and expenses of $3 million for legal fees and other expenses associated with the Cytyc merger effort. Cash, cash equivalents and short-term investments at June 30, 2002, were approximately $40 million.

As we look to the future, as well as reflect on our success and the challenges we faced during the year, we will focus all of Digene's commercial efforts in the HPV and cervical cancer screening area and, more broadly, in women's health diagnostic testing. We are determined to give all women access to our HPV Tests and to succeed with our mission to help improve women's health on a global basis. We are proud of our accomplishments during 2002, and we thank our customers, employees, collaborators and you, our stockholders, for your continuing support.

Evan Jones
Chief Executive Officer and Chairman of the Board of Directors

Charles M. Fleischman
President, Chief Operating Officer, Chief Financial Officer and Director

September 9, 2002


EVAN JONES


CHARLES M. FLEISCHMAN


JOSEPH M. MIGLIARA


JOHN H. LANDON


WAYNE T. HOCKMEYER, PH.D.


JOHN J. WHITEHEAD

Board of Directors

Evan Jones
Chief Executive Officer and Chairman of the Board of Directors, Digene Corporation

Charles M. Fleischman
President, Chief Operating Officer and Chief Financial Officer, Digene Corporation

Joseph M. Migliara
Private Investor

John H. Landon
Retired Executive with E.I. duPont de Nemours and Company

Wayne T. Hockmeyer, Ph.D.
Chairman, MedImmune, Inc.

John J. Whitehead
Partner, Whitehead Partners


EVAN JONES


CHARLES M. FLEISCHMAN


ROBERT MCG. LILLEY


ATTILA T. LORINCZ, PH.D.


BELINDA O. PATRICK


JOSEPH P. SLATTERY


WILLIAM J. PAYNE, PH.D.


DONNA MARIE SEYFRIED


LARRY R. WELLMAN


SUSAN M. KEESE


LINDA ALEXANDER

Officers

Evan Jones
Chief Executive Officer and Chairman of the Board of Directors

Charles M. Fleischman
President, Chief Operating Officer and Chief Financial Officer

Robert McG. Lilley
Senior Vice President, Global Sales and Marketing

Attila T. Lorincz, Ph.D.
Senior Vice President, Research and Development Chief Scientific Officer

Belinda O. Patrick
Senior Vice President, Manufacturing Operations

Joseph P. Slattery
Senior Vice President, Finance and Information Systems

William J. Payne, Ph.D.
Vice President, Automation and Engineering

Donna Marie Seyfried
Vice President, Business Development

Larry R. Wellman
Vice President, Human Resources

Susan M. Keese
Vice President, Global Product and Operations Marketing

Linda Alexander
Vice President, Women's Health

Digene Corporation 2002 Financials

DIGENE Company Profile

Digene develops, manufactures and markets proprietary gene-based tests for the screening, monitoring and diagnosis of human diseases. Our primary focus is in women's cancers and infectious diseases. We have applied our proprietary Hybrid Capture technology to develop a successful diagnostic test for human papillomavirus, or HPV, which is the primary cause of cervical cancer and is found in greater than 99% of all cervical cancer cases. The Digene hc2 HPV Test is used in the U.S. as an adjunct to the Pap smear for cervical cancer screening and is being marketed in selected countries as a primary cervical cancer screen, either in conjunction with or separate from the Pap smear. The company's product portfolio also includes gene-based tests for the detection of other sexually transmitted infections, including chlamydia and gonorrhea, and tests for blood viruses.

Selected Consolidated Financial Data

The selected consolidated financial data set forth below with respect to Digene's Consolidated Statements of Operations for the fiscal years ended June 30, 2000, 2001 and 2002 and with respect to Digene's Consolidated Balance Sheets at June 30, 2001 and 2002 are derived from the audited Consolidated Financial Statements of Digene, which are included elsewhere in this Annual Report. Consolidated Statements of Operations data for the fiscal years ended June 30, 1998 and 1999 and Consolidated Balance Sheet data at June 30, 1998, 1999 and 2000 are derived from Consolidated Financial Statements of Digene not included herein. The selected consolidated financial data set forth below is qualified in its entirety by, and should be read in conjunction with, the Consolidated Financial Statements, the related Notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Annual Report.

	Fiscal Year Ended June 30,				
	1998	1999	2000	2001	2002
	(in thousands, except per share loss)				
Consolidated Statement of Operations Data:					
Revenues:					
Product sales[1]	$ 11,980	$ 17,014	$ 22,287	$ 32,706	$ 45,750
Distribution contract[1]	—	—	—	838	2,357
Other revenues	29	453	757	653	741
Total revenues	12,009	17,467	23,044	34,197	48,848
Costs and expenses:					
Cost of product sales	3,848	6,112	7,641	12,089	12,289
Research and development	5,285	4,643	6,123	8,120	9,265
Selling and marketing	11,972[2]	10,531	10,930	13,012	20,484
General and administrative	5,690	5,957	6,346	8,336	14,024
Abbott termination fee	—	—	—	—	2,500
Amortization of intangible assets	386	150	150	150	150
Total costs and expenses	27,181	27,393	31,190	41,707	58,712
Loss from operations	(15,172)	(9,926)	(8,146)	(7,510)	(9,864)
Other income (expense)	(83)	(184)	513	(37)	(20)
Interest expense	(164)	(30)	—	(11)	(32)
Interest income	1,378	985	1,050	1,050	729
Loss from operations before income taxes	(14,041)	(9,155)	(6,583)	(6,364)	(9,187)
Provision for income taxes	48	149	184	117	210
Net loss	$ (14,089)	$ (9,304)	$ (6,767)	$ (6,481)	$ (9,397)
Basic and diluted net loss per share[3]	$ (1.06)	$ (0.65)	$ (0.44)	$ (0.39)	$ (0.54)
Weighted average shares outstanding[3]	13,236	14,354	15,296	16,557	17,361

	1998	1999	2000	2001	2002
Consolidated Balance Sheet Data:					
Working capital	$ 28,428	$ 20,499	$ 24,268	$ 26,905	$ 39,828
Total assets	35,440	28,108	35,785	48,195	67,241
Long-term debt, less current maturities	—	—	—	1,000	3,690
Accumulated deficit	(39,416)	(48,720)	(55,487)	(61,968)	(71,365)
Total stockholders' equity	31,099	23,687	29,425	26,334	39,639

[1] Certain amounts have been reclassified to conform to current year presentation.

[2] Restated to reclassify $1,915 relating to the impairment of an intangible asset from the cumulative effect of change in accounting principle to selling and marketing expenses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Impairment of Intangible Asset in Fiscal 1998."

[3] Computed on the basis described in Note 2 of Notes to Consolidated Financial Statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and the related Notes to such Consolidated Financial Statements also included in this Annual Report. Some of the information that follows are not statements of historical fact but merely reflect our intent, belief or expectations regarding the anticipated effect of events, circumstances and trends. Such statements should be considered as forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations. Factors that might cause or contribute to differences between our expectations and actual results include: uncertainty of market acceptance of our products by the worldwide medical community; uncertainty of future profitability and cash generation from operations; our limited sales and marketing experience; the extent of future expenditures for sales and marketing programs; delay in or failure to obtain regulatory approvals for our products in development; uncertainty regarding patents and propriety rights in connection with our products and products in development; dependence on third-party reimbursement from government entities, managed care organizations, and private insurance plans; risks inherent in international transactions, including those relating to our expansion in Europe and elsewhere; our ability to scale up our manufacturing to the extent product sales increase; uncertainty of clinical trial results for our products in development; our ability to obtain requisite additional financing to fund our operations beyond calendar year 2003; and other factors as discussed in our filings with the United States Securities and Exchange Commission.

OVERVIEW

Since our incorporation in 1987, we have devoted substantially all of our resources to developing, manufacturing and marketing our proprietary gene-based testing systems using our patented Hybrid Capture technology for the screening, monitoring and diagnosis of human diseases. Since our inception, we have incurred substantial operating losses, resulting principally from expenses associated with our research and development programs, including preclinical studies, clinical trials and regulatory submissions for our products, the expansion of our manufacturing facilities and our global sales and marketing activities.

Our revenues to a significant extent have been derived from the sales of our HPV Test, which, for fiscal 2002, accounted for 74% of total revenues. We expect that the growing acceptance of our HPV Test in both the United States and abroad will continue to drive the growth in revenues from our HPV Test in the future.

In fiscal 2002, our gross margins improved substantially over the prior fiscal year. In the coming fiscal year, we believe that we will be able to sustain gross margins consistent with, or better than, fiscal 2002 as we continue to scale up our manufacturing operations and realize expanded margins as a result of our direct distribution efforts in Europe. Our margins may be negatively impacted by increased sales of lower margin chlamydia and gonorrhea tests.

We believe that increasing our investment in sales and marketing and in research and development is essential to allow us to capitalize more fully on the potential of our HPV Test and our core technology. We expect to invest heavily in our direct European distribution operation during fiscal 2003 and beyond while also expanding our direct sales organization in the United States. We also expect to moderately increase our expenditures in the development of our next-generation Hybrid Capture 3 and 4 platforms and clinical trial activities for human papillomavirus screening in the coming fiscal year as compared to fiscal 2002.

Our sales and marketing expenditures have been and will continue to be focused on accelerating the adoption of human papillomavirus testing worldwide. We intend to capitalize on the growing acceptance of our HPV Test in the United States and abroad by physicians, laboratories and health insurance providers by materially increasing expenditures on sales and marketing over the next several quarters. The increase in expenditures will be primarily directed at expanded direct sales and marketing efforts in the United States and Europe.

We expect our general and administrative expenses will increase to provide adequate infrastructure to support greater research and development and sales and marketing activities and to support the overall growth of our business.

As a result of these anticipated increases in expenditures, we expect our operating losses to continue through fiscal 2003 with a turn to profitability near the end of fiscal 2003. There can be no assurance that we will meet this goal.

RESULTS OF OPERATIONS

Comparison of Fiscal Year Ended June 30, 2002 to Fiscal Year Ended June 30, 2001

Product sales increased to approximately $45,750,000 in fiscal 2002 from approximately $32,706,000 in fiscal 2001. The increase was due primarily to an 83% growth in sales of our HPV Tests and testing services over such sales in the corresponding period in fiscal 2001, partially offset by decreases in sales of equipment and non-core products. The majority of the growth in HPV products sales was in the United States (96% over such sales in the corresponding period in fiscal 2001) and in Europe (62% over such sales in the corresponding period in fiscal 2001).

During fiscal 2002, we recognized revenue of approximately $2,357,000 related to minimum purchase guarantees under the Roche Distribution Contract as compared to approximately $838,000 in fiscal 2001. Under the Roche Distribution Contract, Roche has no further minimum purchase obligations after June 30, 2002, which may adversely affect our product revenues unless we are able to increase product sales. Please see "Liquidity and Capital Resources" below for a description of the Roche Distribution Contract.

Other revenues include research and development contract revenues, equipment rental revenues and licensing revenues. Other revenues increased to approximately $740,000 in fiscal 2002 from approximately $653,000 in fiscal 2001. The increase was due primarily to the recognition of equipment sales in Europe which were initially deferred in the fourth quarter of fiscal 2002, and additional research and development revenue under an existing contract, partially offset by a reduction in licensing revenue under an exclusive contract, which was converted to non-exclusive during fiscal 2001. We expect other revenues to decrease in fiscal 2003 principally due to the expiration in July 2002 of a Small Business Innovation Research, or SBIR, grant related to a herpes testing product.

Cost of product sales marginally increased to approximately $12,289,000 in fiscal 2002 from approximately $12,089,000 in fiscal 2001. Gross margins on product sales increased to 73% in fiscal 2002 from 63% in fiscal 2001. The increase in gross margin percentage primarily related to increased sales of our HPV Test products, principally in the United States where we sell such products directly, and decreased sales of lower margin equipment products, as well as the elimination, by the first quarter of fiscal 2002, of certain expenses associated with the relocation to our new manufacturing facility in April 2000 (which negatively impacted our gross margins during fiscal 2001), improved inventory management and the recognition of minimum purchase guarantees by Roche, partially offset by European value added taxes on inventory purchases.

Research and development expenses increased to approximately $9,265,000 in fiscal 2002 from approximately $8,120,000 in fiscal 2001. The increase in expenses was due primarily to personnel costs, which increased 23%, professional services and clinical trial expenses, which increased 18% and laboratory supplies, which increased 8%. Our research and development activities focus on our platform technology, including different or modified uses of such technology, and improvements to our diagnostic test and equipment products. Because our research and development expenditures tend to benefit multiple product offerings, we do not account for research and development expenses on a per-product or per-disease target basis.

During fiscal 2002, we focused our research and development activities principally on: the development of our Rapid Capture™ System for automated processing of our Hybrid Capture tests, initially related to HPV and CT/GC; activities related to the preparation of a PMA supplement that we submitted to the U.S. Food and Drug Administration (FDA) in October 2001 to obtain market approval for the DNA Pap™ which involves the use of our Hybrid Capture 2 HPV Test as a primary cervical cancer screening test to be performed in conjunction with the Pap smear for women ages 30 and older; the development of our universal collection medium (UCM™) that is expected to allow the simultaneous testing for HPV, chlamydia and gonorrhea and of other genetic and cellular material from a single patient sample; clinical trials related to CT/GC testing for ThinPrep® specimens and HPV testing from the TriPath Prep system; and the creation of our next generation of Hybrid Capture technology.

As indicated above, as part of our research and development activities, we submitted a Pre Market Approval (PMA) supplement application to the FDA in October 2001 to obtain market approval for the use of our DNA Pap. On March 8, 2002, we presented preliminary scientific data from our PMA supplement for the DNA Pap to the FDA's Microbiology Devices Panel. Following the FDA advisory panel meeting, the FDA Microbiology Devices Panel recommended the FDA approve our PMA supplement, provided that we make certain additional information available to the FDA. Following the FDA advisory panel meeting, the FDA notified us that our PMA supplement for the DNA Pap would not be approvable until we submit an amendment to the PMA supplement providing the additional information recommended by the FDA Microbiology Devices Panel. We intend to provide the requested information in the form of an amendment to our PMA supplement in September 2002 and may provide additional information in the fall of 2002.

Selling and marketing expenses increased to approximately $20,484,000 in fiscal 2002 from approximately $13,012,000 in fiscal 2001. The increase was due primarily to various marketing programs and associated professional expenses, which increased 110%, royalty costs, which increased 63%, and personnel costs, which increased 26%. In fiscal 2002, we retained the services of an advertising agency. All of the costs associated with this agency were treated as advertising costs. We expect our selling and marketing expenses to increase during fiscal 2003 as we establish direct sales and marketing operations in Europe due to the expiration, on April 30, 2002, of Abbott's non-exclusive distribution wind-down period for our HPV and CT/GC products in Europe, Africa and the Middle East and the expiration of the Roche Distribution Contract on June 30, 2002, and as we expand our direct sales organization in the United States to increase HPV product sales and commercialize our CT/GC products.

General and administrative expenses increased to approximately $14,024,000 in fiscal 2002 from approximately $8,336,000 in fiscal 2001. The increase was due primarily to professional fees, which increased 142%, and personnel costs, which increased 21%. The increase in professional fees was primarily attributable to legal and accounting fees associated with the proposed merger with Cytyc Corporation, as well as our litigation proceedings with Ventana Medical Systems, Inc. and with Enzo Biochem, Inc. and its subsidiary, Enzo Diagnostics, Inc. In addition, in June 2002, we determined the balance outstanding on the promissory note with KD Medical, Inc. was uncollectible and took a charge against operations for the unpaid principal and accrued interest of approximately $407,000.

In connection with an amendment to the Abbott Agreement, on January 28, 2002, Digene issued 87,873 shares of common stock to Abbott in a private placement transaction representing an agreed upon termination fee paid to Abbott as consideration for the termination of Abbott's exclusive rights to sell our chlamydia and gonorrhea products worldwide. Digene recognized a one-time expense of $2,500,000 in the third quarter of fiscal 2002 representing the fair market value of the shares issued to Abbott in this transaction.

Interest income decreased to approximately $730,000 in fiscal 2002 from approximately $1,194,000 in fiscal 2001. The decrease was primarily due to lower interest rates in fiscal 2002 compared to the corresponding period in fiscal 2001. The cash received from Roche associated with advance minimum payments was held in an account that did not provide interest income to Digene.

Comparison of Fiscal Year Ended June 30, 2001 to Fiscal Year Ended June 30, 2000

Product sales increased to approximately $32,706,000 in fiscal 2001 from approximately $22,287,000 in fiscal 2000. The increase was due primarily to the growth in sales of our HPV products (representing 80% of the total increase and an increase of 83% over sales of HPV products in fiscal 2000) and growth in sales of our equipment products (representing 13% of the total increase and an increase of 36% over sales of equipment in fiscal 2000). The majority of the growth in HPV products sales was due to increased sales in the United States (142% over sales in fiscal 2000), along with increased sales in international markets (21% over sales in fiscal 2000).

During fiscal 2001, we recognized revenue of approximately $838,000 related to minimum purchase guarantees under the Roche Distribution Contract.

Research and development contract revenues decreased to approximately $653,000 in fiscal 2001 from approximately $756,000 in fiscal 2000. The decrease was due primarily to a reduction in revenue under an exclusive contract, which was converted to non-exclusive during fiscal 2001.

Cost of product sales increased to approximately $12,089,000 in fiscal 2001 from approximately $7,641,000 in fiscal 2000. Gross margin on product sales decreased to 64% in fiscal 2001 from 66% in fiscal 2000. In fiscal 2001, our gross margin was negatively impacted by the effects of the relocation to our new manufacturing facility in April 2000, including the installation of equipment, validation of the facility, employee turnover and other activities, which resulted in reduced production yield, quality difficulties, excessive disposal and product backorders. The issues associated with our relocation were satisfactorily resolved during fiscal 2001. Our gross margin was also negatively impacted by product mix. However, the negative impact on our gross margins was partially mitigated by improved sales during the second half of fiscal 2001 of HPV products in the United States, where we sell such products directly.

During fiscal 2001, we focused our research and development activities principally on: the development of our Rapid Capture System for automated processing of our Hybrid Capture tests, initially related to chlamydia and gonorrhea; activities related to the preparation of FDA filings that we intend to submit to obtain market approval for the use of our Hybrid Capture 2 HPV Test as a primary cervical cancer screening test to be performed in conjunction with the Pap smear for women ages 30 and older; the development of our UCM; activities utilizing our Hybrid Capture technology for microarray-based genomics analysis in the areas of gene expression profiling, genotyping and molecular disease management; and the creation of our next generation of Hybrid Capture technology. Research and development expenses increased to approximately $8,120,000 in fiscal 2001 from approximately $6,123,000 in fiscal 2000. The increase in expenses was due primarily to a 55% increase in purchases of laboratory supplies, a 25% increase in personnel costs and a 90% increase in facilities costs, partially offset by a 26% decrease in outside professional services and clinical trial expenses.

Selling and marketing expenses increased to approximately $13,012,000 in fiscal 2001 from approximately $10,930,000 in fiscal 2000. The increase was due primarily to a 29% increase in personnel costs, a 50% increase in facilities costs and a 35% increase in royalty costs, partially offset by decreases in costs of marketing programs of 4%.

General and administrative expenses increased to approximately $8,336,000 in fiscal 2001 from approximately $6,346,000 in fiscal 2000. The increase was due primarily to a 67% increase in professional fees primarily as a result of expenses of approximately $500,000 related to a planned follow-on public offering of our Common Stock, which was withdrawn in March 2001. Additional increases included facilities costs consisting of a 28% increase in rent and related expenses associated with our new facility, and a 26% increase in personnel costs.

Other expense was approximately $37,000 in fiscal 2001 as compared to other income of approximately $513,000 in fiscal 2000. The other income in fiscal 2000 resulted from a gain of approximately $515,000 from the sale, in March 2000, of our Molecular Biology Reagents product line to KD Medical, Inc.

Interest income increased to approximately $1,194,000 in fiscal 2001 from approximately $1,050,000 in fiscal 2000. The increase was due to higher average cash and cash equivalents balances, primarily as a result of the investment of the proceeds of our private placement completed in December 1999.

IMPAIRMENT OF INTANGIBLE ASSET IN FISCAL 1998

In February 1997, we entered into an Agency Agreement with Murex Diagnostics Corporation (Murex) to facilitate the creation of a Digene-direct European sales operation for our products in Europe. As part of the Agency Agreement, we purchased a customer list with the expectation that this list could be used to benefit our direct management of sales activities in Europe and would result in increased revenues and gross margins. We paid $2.5 million for this customer list and capitalized it as an intangible asset. However, in the fourth quarter of fiscal 1998, Abbott Laboratories (Abbott) purchased Murex, which significantly reduced our expectation that we could implement the Agency Agreement as contemplated and realize any benefit from our investment in the customer list. Consequently, we believe that the asset was impaired and would provide no future benefit. Accordingly, we wrote off the remaining unamortized balance of approximately $1,915,000 in the fourth quarter of fiscal 1998. The write-off was originally recorded in fiscal 1998 as the cumulative effect of a change in accounting principle relating to the adoption of Statement of Position 98-5, "Reporting the Costs of Startup Activities." Subsequently, we believe this adjustment should have been presented as an operating expense for the impairment of an intangible asset. Accordingly, the charge has been reclassified as an increase in selling and marketing costs in fiscal 1998. As a result of this reclassification, previously reported loss from operations before income taxes in fiscal 1998 increased to approximately $14,041,000 from approximately $12,126,000. Net loss for fiscal 1998 was unchanged. On May 7, 1999, we entered into a Marketing and Distribution Agreement with Abbott with respect to the marketing and distribution, and related customer services, of our products in Europe, Africa and the Middle East. The terms of the Marketing and Distribution Agreement effectively transferred direct management of sales activities in Europe to Abbott. All rights and obligations of Digene and Murex under the Agency Agreement and the related customer list were terminated by such Abbott Agreement.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, our expenses have significantly exceeded our revenues, resulting in an accumulated deficit of approximately $71.4 million at June 30, 2002. We have funded our operations primarily through the sale of equity securities. At June 30, 2002, we had cash, cash equivalents and short-term investments aggregating approximately $39.6 million. Net cash used in our operating activities was approximately $8.6 million for the fiscal year ended June 30, 2002.

Capital expenditures increased to $5,621,000 in fiscal 2002 from $1,819,000 in fiscal 2001, due primarily to our repurchase from Abbott Laboratories of equipment used for HPV, chlamydia and gonorrhea testing and previously purchased by Abbott under our marketing and distribution agreement with Abbott (the "Abbott Agreement"). Pursuant to the terms of the Abbott Agreement, upon expiration of the non-exclusive wind-down period we were obligated, at Abbott's option, to repurchase equipment placed with customers by Abbott. We satisfied this obligation by issuing a promissory note to Abbott on June 7, 2002 for $4,033,904, bearing interest at 7% per annum and payable in quarterly installments of $336,159 until April 1, 2005.

On April 29, 2001, we entered into a letter agreement with Roche Molecular Systems (the "Roche Distribution Contract"), which established Roche Molecular Systems ("Roche") as the co-exclusive distributor of our HPV products in Europe, Africa and the Middle East from May 1, 2001 through June 30, 2002. In June 2002, we adopted as our sole strategy for the distribution of our products in Europe, Africa and the Middle East, a combination of direct distribution through our European infrastructure and the use of local distributors and agents. On June 30, 2002, the term of the Roche Distribution Contract expired, subject to a non-exclusive wind-down period. Under the Roche Distribution Contract, we have the option, exercisable within 30 days after December 31, 2002, to buy back from Roche equipment purchased from us by Roche and in use for HPV testing in customers' laboratories on June 30, 2002. If we repurchase the equipment, the non-exclusive wind-down period will expire on December 31, 2002. If we do not repurchase the equipment, the non-exclusive wind-down period will extend to December 31, 2004. In June 2002, as part of our strategic decision, we decided that we would exercise the option to repurchase the equipment. The Roche Distribution Contract sets the repurchase price for the equipment as the net selling price less any amounts recorded as depreciation on a straight-line basis over a four-year period. In recognition of the possible repurchase of the equipment, commencing in the fourth quarter of 2002, we deferred recognition of revenue from equipment sold to Roche. Equipment sold during this time period had a sales price of $2.3 million and a cost of $1.4 million, which amounts have been recorded as deferred revenue and deferred costs, respectively. The deferred revenue and deferred costs are being amortized over a four-year period to other revenue (as equipment rental) and selling and marketing expenses, respectively. For the year ended June 30, 2002, we recorded other revenue and selling and marketing expenses of $109,000 and $67,000, respectively related to the amortization of these balances.

On January 28, 2002, we issued 87,873 shares of common stock to Abbott Laboratories in a private placement transaction as consideration for the termination of Abbott's exclusive rights to sell our chlamydia and gonorrhea products worldwide. We recognized a one-time expense of $2,500,000 in the third quarter of fiscal 2002 representing the fair market value of the shares issued to Abbott in this transaction.

On January 30, 2002, we completed a private offering of 588,235 shares of Common Stock, the net proceeds of which, after expenses, were approximately $14,920,000. We intend to use the net proceeds from this offering for general corporate purposes, including to support our sales and marketing and research and development activities.

We anticipate that working capital requirements will increase moderately for the foreseeable future due to the investment necessary for our European direct distribution operations, including the buy back from Roche of equipment in Europe, as well as increasing accounts receivable as a result of expected revenue growth. We have incurred negative cash flows from operations since our inception, and have expended, and expect to continue to expend in the future, substantial funds to complete our planned product development efforts, expand our sales and marketing activities and expand our manufacturing capabilities. We expect that our existing capital resources will be adequate to fund our operations through calendar year 2003. Our future capital requirements and the adequacy of available funds may change, however, based on numerous factors, including the successful commercialization of our products, progress in our product development efforts and the magnitude and scope of such efforts, progress with preclinical studies and clinical trials, progress in our regulatory affairs activities, the cost and timing of expansion of our manufacturing capabilities, the development and maintenance of effective sales and marketing activities, the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights, competing technological and market developments, and the development and maturation of strategic alliances for the marketing of our products. To the extent that our existing capital resources and funds generated from operations are insufficient to meet current or planned operating requirements, we will be required to obtain additional funds through equity or debt financing, strategic alliances with corporate partners and others, or through other sources. We do not have any committed sources of additional financing, and there can be no assurance that additional funding, if necessary, will be available on acceptable terms, if at all. If adequate funds are not available, we may be required to delay, scale back or eliminate certain aspects of our operations or attempt to obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, product candidates, products or potential markets. Under such conditions, our business, financial condition and results of operations will be materially adversely affected.

We have summarized below our material contractual obligations as of June 30, 2002 (in thousands):

Contractual Obligations	Total	Less than One Year (Fiscal 2003)	One to Three Years (Fiscal 2004–2006)	Four to Five Years (Fiscal 2007–2008)	After Five Years (after Fiscal 2008)
Long-term debt	$ 3,690	$1,430	$1,691	$ 236	$ 333
Operating leases	20,768	2,833	8,023	5,500	4,412
Total contractual cash obligations	$24,458	$4,263	$9,714	$5,736	$4,475

CRITICAL ACCOUNTING POLICIES AND THE USE OF ESTIMATES

We prepare our financial statements in conformity with accounting principles generally accepted in the United States. Such accounting principles requires that our management make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Our actual results could differ materially from those estimates. The items in our consolidated financial statements that have required us to make significant estimates and judgments are as follows:

- **Inventory management.** Our inventories are stated at the lower of cost or market. Cost is determined using a weighted-average approach, which approximates the first-in first-out method of inventory management. We also record provisions for inventories which may not be salable due to anticipated trends in sales volume and/or pricing and our estimates of net realizable value. These provisions are determined based on significant estimates.
- **Revenue recognition.** We recognize revenue from product sales when there is persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed and determinable, and collectibility is reasonably assured. We establish allowances for estimated uncollectible amounts, product returns and discounts based on historical default rates and specifically identified problem accounts.
- **Accounting for employee stock options.** We account for our employee stock-based compensation in accordance with the provisions of APB No. 25, and related interpretations, which allows us to recognize compensation costs for the excess of the estimated fair value of the stock option at the grant date over the exercise price, if any. An alternative method of accounting would apply the principles of SFAS No. 123 which requires the fair value of the stock option to be recognized at the date of grant and amortized to compensation expense over the stock options' vesting period. Had we applied the principles of SFAS No. 123 for our employee options, our net loss would have been approximately $13,251,000, $17,273,000 and $24,483,000 during our fiscal years ended June 30, 2000, 2001 and 2002 instead of our reported net loss which approximated $6,767,000, $6,481,000 and $9,397,000, respectively.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to market risk associated with changes in foreign currency exchange rates and interest rates. Our exchange rate risk comes from our operations in Europe and South America. The net impact of foreign exchange activities on earnings was immaterial for the years ended June 30, 2000, 2001 and 2002. Interest rate exposure is primarily limited to the $36.0 million of cash, cash equivalents and short-term investments owned by us. Such securities are debt instruments that generate interest income for us on cash balances. We do not actively manage the risk of interest rate fluctuations; however, such risk is mitigated by the relatively short-term nature, less than twelve months, of certain investments. We do not consider the present rate of inflation to have a significant impact on our business.

Consolidated Balance Sheets

	June 30, 2001	June 30, 2002
Assets		
Current assets:		
Cash and cash equivalents	$ 20,626,252	$ 9,453,125
Short-term investments	8,977,412	30,140,114
Accounts receivable, less allowance of approximately $281,000 and $684,000 at June 30, 2001 and 2002, respectively	5,694,648	9,001,584
Inventories	5,548,415	5,980,386
Prepaid expenses and other current assets	1,685,767	2,195,264
Total current assets	42,532,494	56,770,473
Note receivable	406,500	—
Property and equipment, net	3,490,490	7,398,637
Deferred costs, net	—	1,345,763
Intangible assets, net	1,050,601	900,515
Deposits and other assets	715,242	825,941
Total assets	$ 48,195,327	$ 67,241,329
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 3,260,186	$ 6,496,406
Accrued expenses	2,709,490	5,628,706
Accrued payroll	1,865,777	2,864,436
Current portion of long-term debt	—	1,377,856
Deferred revenues	7,792,000	575,091
Total current liabilities	15,627,453	16,942,495
Deferred rent	233,584	353,076
Deferred revenue, less current portion	—	1,616,478
Long-term debt, less current portion	1,000,000	3,690,496
Deferred liability	5,000,000	5,000,000
Commitments	—	—
Stockholders' equity:		
Preferred Stock, $0.10 par value, 1,000,000 shares authorized, no shares issued and outstanding	—	—
Common Stock, $0.01 par value, 50,000,000 shares authorized, 16,755,339 and 17,972,728 shares issued and outstanding at June 30, 2001 and 2002, respectively	167,553	179,727
Additional paid-in capital	88,199,211	110,856,010
Deferred stock compensation	(64,274)	(32,137)
Accumulated deficit	(61,968,200)	(71,364,816)
Total stockholders' equity	26,334,290	39,638,784
Total liabilities and stockholders' equity	$ 48,195,327	$ 67,241,329

See accompanying notes.

Consolidated Statements of Operations

	Year Ended June 30,		
	2000	2001	2002
Revenues:			
Product sales	$22,287,483	$32,706,349	$45,750,124
Distribution contract	—	837,577	2,357,239
Other	756,487	652,960	740,414
Total revenues	23,043,970	34,196,886	48,847,777
Costs and expenses:			
Cost of product sales	7,641,304	12,088,715	12,289,037
Research and development	6,123,027	8,120,114	9,264,548
Selling and marketing	10,929,506	13,012,401	20,483,823
General and administrative	6,346,144	8,335,562	14,024,276
Abbott termination fee	—	—	2,500,000
Amortization of intangible assets	150,087	150,086	150,086
Total costs and expenses	31,190,068	41,706,878	58,711,770
Loss from operations	(8,146,098)	(7,509,992)	(9,863,993)
Other income (expense):			
Other income (expense)	513,322	(37,432)	(19,981)
Interest expense	(320)	(10,297)	(32,217)
Interest income	1,050,258	1,193,941	729,681
Loss from operations before income taxes	(6,582,838)	(6,363,780)	(9,186,510)
Provision for income taxes	184,368	117,217	210,106
Net loss	$ (6,767,206)	$ (6,480,997)	$ (9,396,616)
Basic and diluted net loss per share	$ (0.44)	$ (0.39)	$ (0.54)
Weighted average shares outstanding	15,295,798	16,556,863	17,360,725

See accompanying notes.

Consolidated Statements of Stockholders' Equity

	Common Stock		Additional Paid-in	Deferred Stock	Accumulated	Total Stockholders'
	Shares	Amount	Capital	Compensation	Deficit	Equity
Balance at June 30, 1999	14,565,937	$145,659	$ 72,514,583	$(253,200)	$(48,719,997)	$23,687,045
Exercise of Common Stock options	707,601	7,076	2,088,539	—	—	2,095,615
Issuance of Common Stock, net of offering costs	900,000	9,000	10,344,905	—	—	10,353,905
Compensatory stock options canceled	—	—	(101,280)	101,280	—	—
Compensatory stock options earned by non-employees	—	—	—	55,509	—	55,509
Net loss	—	—	—	—	(6,767,206)	(6,767,206)
Balance at June 30, 2000	16,173,538	161,735	84,846,747	(96,411)	(55,487,203)	29,424,868
Exercise of Common Stock options	581,801	5,818	3,352,464	—	—	3,358,282
Compensatory stock options earned by non-employees	—	—	—	32,137	—	32,137
Net loss	—	—	—	—	(6,480,997)	(6,480,997)
Balance at June 30, 2001	16,755,339	167,553	88,199,211	(64,274)	(61,968,200)	26,334,290
Exercise of Common Stock options	541,281	5,413	5,244,020	—	—	5,249,433
Issuance of Common Stock in connection with private placement financing	588,235	5,882	14,913,658		—	14,919,540
Issuance of Common Stock in connection with Abbott agreement	87,873	879	2,499,121		—	2,500,000
Compensatory stock options earned by non-employees	—	—	—	32,137	—	32,137
Net loss	—	—	—	—	(9,396,616)	(9,396,616)
Balance at June 30, 2002	17,972,728	$179,727	$110,856,010	$ (32,137)	$(71,364,816)	$39,638,784

See accompanying notes.

Consolidated Statements of Cash Flows

	Year Ended June 30, 2000	2001	2002
Operating activities			
Net loss	$ (6,767,206)	$ (6,480,997)	$ (9,396,616)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:			
Termination fee for distribution agreement	—	—	2,500,000
Write-off of note receivable	—	—	406,500
Depreciation and amortization of property and equipment	1,011,973	1,360,729	1,769,567
Amortization of intangible assets	150,087	150,086	150,086
Compensation expense related to stock options	55,509	32,137	32,137
Gain on sale of product line	(514,979)	—	—
Changes in operating assets and liabilities:			
Accounts receivable	(2,430,741)	(913,870)	(3,306,936)
Inventories	(1,591,108)	(1,148,118)	(431,971)
Prepaid expenses and other current assets	480,347	(777,890)	(509,497)
Deferred costs	—	—	(1,412,524)
Deposits and other assets	(742,765)	127,680	(110,699)
Accounts payable	1,324,751	(567,952)	3,236,220
Accrued expenses	216,789	1,682,890	2,919,216
Accrued payroll	318,368	439,173	998,659
Deferred revenues	—	7,792,000	(5,600,431)
Deferred rent	78,756	154,828	119,492
Deferred liability	—	5,000,000	—
Net cash (used in) provided by operating activities	(8,410,219)	6,850,696	(8,636,797)
Investing activities			
Purchases of short-term investments	(24,244,627)	(14,719,120)	(35,755,094)
Sales of short-term investments	15,912,892	18,420,527	14,592,392
Capital expenditures	(2,306,983)	(1,819,131)	(1,542,601)
Proceeds from the sale of product line	200,000	—	—
Net cash (used in) provided by investing activities	(10,438,718)	1,882,276	(22,705,303)
Financing activities			
Net proceeds from issuance of Common Stock	10,353,905	—	14,919,540
Exercise of Common Stock options	2,095,615	3,358,282	5,249,433
Proceeds from long-term debt	—	1,000,000	—
Net cash provided by financing activities	12,449,520	4,358,282	20,168,973
Net (decrease) increase in cash and cash equivalents	(6,399,417)	13,091,254	(11,173,127)
Cash and cash equivalents at beginning of year	13,934,415	7,534,998	20,626,252
Cash and cash equivalents at end of year	$ 7,534,998	$ 20,626,252	$ 9,453,125
Supplemental cash flow information			
Interest paid	$ 1,000	$ 4,000	$ 13,000
Income taxes paid	$ 82,000	$ 38,000	$ 72,000

See accompanying notes.

Notes to Consolidated Financial Statements

1. ORGANIZATION AND NATURE OF OPERATIONS

Digene Corporation (the "Company" or "Digene") was incorporated in the state of Delaware in 1987. The Company develops, manufactures and markets its proprietary gene-based testing systems for the screening, monitoring and diagnosis of human diseases. The Company has applied its proprietary Hybrid Capture® technology to develop a successful diagnostic test for human papillomavirus ("HPV"), which is the primary cause of cervical cancer and is found in greater than 99% of all cervical cancer cases. Digene's product portfolio also includes gene-based tests for the detection of chlamydia, gonorrhea, hepatitis B virus, or HBV, and cytomegalovirus, or CMV.

On June 28, 1996, the Company entered into a joint venture agreement with a Brazilian national to establish Digene do Brasil LTDA, a majority-owned subsidiary of the Company. The Company initially established Digene B.V in October 1997 to act as the Company's European distributor; in 1999 Digene B.V. was made dormant as a result of changes in the Company's distribution plans. On April 26, 2002, the Company established a wholly owned subsidiary, Digene UK (Holdings) Limited, to be a holding company for its European subsidiaries. Digene UK (Holdings) Limited owns all the outstanding shares of Digene (UK) Limited and Digene Germany GmbH which were incorporated in April and May of 2002, respectively. Through these newly incorporated entities, additional future entities and the use of local distributors and agents, Digene will market and distribute the Company's products throughout Europe. On March 3, 1998, the Company established a wholly owned subsidiary, Digene Europe, Inc., for the marketing of the Company's products in Europe. On July 1, 1998, the Company acquired Viropath B.V., a company with limited liability, registered in Amsterdam, The Netherlands.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Digene and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash equivalents, which are stated at cost, consist of highly liquid investments with original maturities of three months or less. Substantially all cash equivalents are held in short-term money market accounts with large high-quality institutions.

Short-Term Investments

Short-term investments consist of corporate and various government agency debt securities, all of which mature within one year. Management classifies the Company's short-term investments as available-for-sale. Such securities are stated at market value, which approximates cost. Realized gains and losses and declines in value judged to be other than temporary, if any, are included in operations. A decline in the market value of any available for sale security below cost that is deemed to be other than temporary results in a reduction in fair value. The impairment is charged to earnings and a new cost basis for the security is established. Premiums and discounts are amortized or accreted over the life of the related available for sale security. Dividend and interest income are recognized when earned. The cost of securities sold is calculated using the specific identification method. As of June 30, 2001 and 2002, short-term investments are stated at market, which approximates cost.

Intangible Assets

Intangible assets principally consist of goodwill arising from the Company's acquisition of Viropath B.V. in 1998. The excess of the purchase price over the identifiable tangible net assets acquired of approximately $1.5 million is being amortized on a straight-line basis over ten years. Accumulated amortization expense approximated $450,000 and $600,000 as of June 30, 2001 and 2002, respectively. The Company periodically evaluates the remaining amortization period to determine whether later events and circumstances warrant revised estimates of useful lives.

Impairment of Long-Lived Assets and Recoverability of Intangibles

The Company periodically evaluates the recoverability of the carrying value of its long-lived assets and identifiable intangibles whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Examples of events or changes in circumstances that indicate that the recoverability of the carrying value of an assets should be assessed include but are not limited to the following: a significant decrease in the market value of an asset, a significant change in the extent or manner in which an asset is used or a significant physical change in an asset, a significant adverse change in legal factors or in the business climate that could affect the value of an asset or an adverse action or assessment by a regulator, an accumulation of costs significantly in excess of the amount originally expected to acquire or construct an asset, and/or a current period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with an asset used for the purpose of producing revenue. The Company considers historical performance and anticipated future results in its evaluation of potential impairment. Accordingly, when indicators of impairment are present, the Company would evaluate the carrying amount of these assets in relation to the operating performance of the business and estimated future undiscounted cash flows associated with the asset. If a write-down is required, the

Company would prepare a discounted cash flow analysis to determine the amount of the write-down. No such impairment losses have been recognized to date.

Revenue Recognition

The Company recognizes revenue in accordance with the provisions of Staff Accounting Bulletin No. 101, *Revenue Recognition in Financial Statements*, whereby revenue is not recognized until it is realized or realizable and earned. Revenue is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the buyer is fixed and determinable and collectibility is reasonably assured. Revenues from product sales are recognized upon shipment. Allowances are established for estimated uncollectible amounts, product returns and discounts. In addition, the Company defers approximately two percent of its product sales as a reserve for future warranty costs. At June 30, 2002, the warranty reserve was approximately $490,000 and, historically, the reserve has been within management estimates. The deferred warranties are recognized evenly over a one year period.

Other revenue consists of research and development contracts, equipment rental and the licensing of various technologies. Research and development revenue is recorded as earned based on the performance requirements of the contract. Revenue associated with performance milestones is recognized based upon the achievement of the milestones, as defined in the respective agreements. Revenue under research and development cost reimbursement contracts is recognized as the related costs are incurred.

Advance payments received in excess of amounts earned are classified as deferred revenue until earned.

Concentration of Credit Risk and Financial Instruments

The Company performs ongoing credit evaluations on its customers' financial condition and generally does not require collateral. The Company maintains reserves for credit losses, and such losses have historically been within management's expectations.

For the years ended June 30, 2000 and 2001, the Company generated 39% and 28%, respectively, of total revenues from a single customer. For the year ended June 30, 2002, two customers comprised 26% of total revenues. As of June 30, 2001 and 2002, the Company recorded receivable balances of $1,333,000 and $1,686,000, respectively, from these customers.

The fair value of the Company's cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities approximate their carrying amount due to the relatively short maturity of these items. The fair value of debt approximates its carrying amount as of June 30, 2001 and 2002 based on rates currently available to the Company for debt with similar terms and maturities.

Comprehensive Loss

Statement of Financial Accounting Standard ("SFAS") No. 130, *Reporting Comprehensive Income*, requires the presentation of comprehensive income or loss and its components as part of the consolidated financial statements. Comprehensive loss includes all changes in equity during a period except those resulting from transactions with stockholders. For the years ended June 30, 2000, 2001 and 2002 the Company's net loss approximates its comprehensive loss; accordingly, no separate disclosure of comprehensive loss is required.

Foreign Currency Valuation

The local currency is the functional currency for most of the Company's international subsidiaries and, as such, assets and liabilities are translated into U.S. dollars at year-end exchange rates. Income and expense items are translated at average exchange rates during the year.

Research and Development

The Company expenses its research and development costs as incurred.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising costs amounted to approximately $76,000, $19,000 and $963,000 during fiscal 2000, 2001, and 2002, respectively.

Shipping Costs

The Company's shipping and handling costs are included in selling and marketing expense for all periods presented.

Income Taxes

The Company provides for income taxes in accordance with the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Net Loss Per Share

The Company follows the provisions of SFAS No. 128, *Earnings Per Share*, which require the Company to present basic and fully diluted loss per share. The Company's basic and diluted loss per share is calculated by dividing the net loss by the weighted average number of shares of Common Stock outstanding during all periods presented. The Company's diluted net loss per share is the same as basic net loss per share as the shares issuable upon the exercise of stock options have been excluded from the computation because the effect of their inclusion would be antidilutive.

Stock-Based Compensation

The Company accounts for its stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. Accordingly, compensation cost is recognized for the excess of the estimated fair value of the stock at the grant date over the exercise price, if any. Pro forma disclosures of net loss and net loss per share in accordance with the provisions of SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123") are included in Note 12 to these consolidated financial statements.

The Company accounts for equity instruments issued to nonemployees in accordance with EITF 96-18, *Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods, or Services*. Accordingly, the estimated fair value of the equity instrument is recorded on the earlier of the performance commitment date or the date the services required are completed.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with these statements. Other intangible assets will continue to be amortized over their useful lives.

The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first fiscal quarter of 2003. The Company will begin to perform the first of the required impairment tests of goodwill as of July 1, 2002 and has not yet determined what effect these tests may have on the earnings and financial position of the Company. Amortization of goodwill for the year ended June 30, 2002 approximated $150,000 and will no longer be recorded subsequent to June 30, 2002.

Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

3. MARKETING AND DISTRIBUTION AGREEMENTS

Effective May 7, 1999, the Company entered into a Marketing and Distribution Agreement ("Abbott Agreement") with Abbott Laboratories ("Abbott"), which formed an exclusive marketing alliance for the Company's women's health and blood virus testing products in certain geographic areas. The Abbott Agreement called for Abbott to assume sales and marketing responsibility for all of the Company's Hybrid Capture products in Europe, Africa and the Middle East and for the Company's Hybrid Capture 2 chlamydia and gonorrhea tests in the United States. Abbott acted as the exclusive distributor of the Company's HPV and HBV products in Europe, Africa and the Middle East through April 30, 2001.

On April 30, 2001, the Company terminated Abbott's rights with respect to the Company's HPV products under the terms of the Abbott Agreement. This termination provides for a twelve-month non-exclusive wind-down distribution period for HPV products. In addition on April 30, 2001, the Company converted the distribution rights for the HBV products under the Abbott Agreement to non-exclusive until December 31, 2003.

On January 28, 2002, in accordance with an amendment to the Abbott Agreement, the Company terminated Abbott's exclusive rights to market, sell and distribute the Company's chlamydia and gonorrhea products worldwide, subject to a non-exclusive wind-down period for Abbott's activities with respect to such products in Europe, Africa and the Middle East that ended April 30, 2002. In connection with this amendment, the Company issued 87,873 shares of Common Stock to Abbott in a private placement transaction representing an agreed upon termination fee paid to Abbott of $2.5 million. At the expiration of the non-exclusive wind-down period the Company repurchased Digene equipment placed with customers by Abbott.

On April 29, 2001, the Company entered into an agreement (the "Roche Distribution Contract") with Roche Molecular Systems, Inc. ("Roche"). Under the Roche Distribution Contract, Roche acted as a co-exclusive distributor for the Company's HPV products in Europe, Africa and the Middle East from May 1, 2001 through June 30, 2002 and the parties agreed to evaluate opportunities for a broader relationship. Roche guaranteed combined minimum purchases of equipment and HPV products over the term of the Roche Distribution Contract. The minimum purchase guarantee was funded and accounted for as follows:

	For the Year Ended June 30	
	2001	2002
Beginning deferred revenue	—	$ 7,792
Prepayments from Roche	$ 9,728	7,272
Product sales revenue from:		
Roche	—	(5,947)
Abbott	(1,098)	(6,760)
Other revenue to Digene	(838)	(2,357)
Ending deferred revenue	$ 7,792	$ —

Under the terms of the Roche Distribution Contract, Digene was required to remit to Roche the total amount the Company received from sales made to Abbott, subject to certain limitations. Accordingly, the Consolidated Balance Sheets as of June 30, 2001 and 2002 include amounts payable to Roche of approximately $1.1 million and $1.9 million, respectively, representing the balance of product sales revenue from Abbott which is owed to Roche.

On April 30, 2001, in accordance with the provisions of the Roche Distribution Contract, Roche made a non-refundable payment of $5.0 million to the Company, which was recorded as a non-current liability in the accompanying Consolidated Balance Sheets. The Company and Roche did not enter into the broader relationship referred to above and, therefore, in accordance with the provisions of the Roche Distribution Contract, on July 1, 2002, the $5.0 million payment was converted into 142,857 shares of Common Stock of the Company at $35 per share.

In June 2002, we adopted as our sole strategy for the distribution of our products in Europe, Africa and the Middle East, a combination of direct distribution through our European infrastructure and the use of local distributors and agents. On June 30, 2002, the term of the Roche Distribution Contract expired, subject to a non-exclusive wind-down period. Under the Roche Distribution Contract, the Company has the option, exercisable within 30 days after December 31, 2002, to buy back from Roche equipment purchased from the Company by Roche and in use for HPV testing in customer's laboratories on June 30, 2002. If Digene repurchases the equipment, the non-exclusive wind-down period will expire on December 31, 2002. If Digene does not repurchase the equipment, the non-exclusive wind-down period will extend to December 31, 2004. In June 2002, as part of its strategic decision, the Company decided that it would exercise the option to repurchase the equipment. The Roche Distribution Contract sets the repurchase price of the equipment as the net selling price less any amounts recorded as depreciation on a straight-line basis over a four-year period. In recognition of the possible repurchase of the equipment, commencing in the fourth quarter of 2002, the Company deferred recognition of equipment sold to Roche. Equipment sold during this time period had a sales price of $2.3 million and a cost of $1.4 million, which amounts have been recorded as deferred revenue and deferred costs, respectively. The deferred revenue and deferred costs are being amortized over a four-year period to other revenue (as equipment rental) and selling and marketing expenses, respectively. For the year ended June 20, 2002, the Company recorded other revenue and selling and marketing expenses of $109,000 and $67,000, respectively related to the amortization of these balances.

4. TENDER OFFER AND CO-PROMOTION AGREEMENT

On February 19, 2002, the Company, Cytyc Corporation ("Cytyc") and Cruiser, Inc., a wholly-owned subsidiary of Cytyc, entered into an Agreement and Plan of Merger (the "Merger Agreement"), which provided for, among other things: (i) the commencement by Cytyc of a stock and cash tender offer for all of the outstanding shares of Digene for $4.00 in cash plus 1.1969 shares of Cytyc Common Stock for each Digene share (the "Offer"); and (ii) following consummation of the Offer, the merger of Cruiser, Inc. with and into Digene. The closing of the transaction was subject to the successful completion of the Offer, the receipt of all necessary regulatory approvals, including the expiration of waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and other customary closing conditions.

On June 30, 2002, Digene delivered to Cytyc a formal notice of Digene's termination of the Merger Agreement. This action by the Company followed the U.S. Federal Trade Commission ("FTC") informing Digene and Cytyc that, if the parties sought to close the transactions contemplated by the Merger Agreement, the FTC would seek an injunction to block the closing. Under the terms of the Merger Agreement, either of Cytyc or Digene had the right to terminate the Merger Agreement. Notwithstanding such termination, the Merger Agreement provides that should the Company take any of the following actions prior to July 1, 2003, (i) decide to sell its business, (ii) dispose of assets in excess of specified percentages or (iii) consolidate, or combine with another entity that would result in the existing shareholders retaining 85% or less of the Company; then Digene would be required to pay Cytyc approximately $19.8 million as a termination fee. For the year ended June 30, 2002, the Company incurred incremental costs of approximately $3.0 million for merger related expenditures such as legal services, accounting fees and consultancy. These costs were charged to operations as incurred.

In January 2001, the Company entered into an exclusive co-promotion agreement with Cytyc for the promotion of the Company's HC2 HPV Test for use with Cytyc's ThinPrep® Pap Test in the United States and Puerto Rico. The companies will jointly promote the benefits of testing for HPV with the Digene HPV Test directly from Cytyc's ThinPrep Pap Test sample collection vial. Subject to FDA approval, the companies intend to co-promote the combined products as the most effective primary screening method for cervical cancer. The original term of the agreement expired June 30, 2002 and was allowed to automatically renew until June 30, 2003, unless either party terminates it earlier. In accordance with the co-promotion agreement, Digene pays Cytyc for its co-promotion activities based on a product sales-derived formula. For the years ended June 30, 2001 and 2002, the Company recorded expenses of approximately $36,000 and $1.8 million, respectively, related to payments due to Cytyc for these co-promotion activities.

5. SALE OF A PRODUCT LINE

On March 24, 2000, the Company completed the sale of its Molecular Biology Reagents ("MBR") product line and related assets to KD Medical, Inc. This transaction involved the sale of the Company's MBR product line and the associated manufacturing equipment, as well as the raw material and finished goods inventory for the product line. As consideration for this sale, the Company received $200,000 in cash and a promissory note in the amount of $400,000 payable in monthly installments of $20,000 plus 8% accrued interest from July 1, 2000 through February 1, 2002. A gain of approximately $515,000 was recorded on the sale of this product line and is included in the other income (expense) line of the Consolidated Statements of Operations for the year ended June 30, 2000. In June 2002, the Company determined the balance outstanding on the promissory note was uncollectible and took a charge against operations for the unpaid principal and accrued interest of $406,500.

6. INVENTORIES

Inventories are stated at the lower of cost or market on a standard cost basis, which approximates average cost.

Inventories consist of the following:

	June 30,	
	2001	2002
Finished goods	$ 3,087,651	$ 2,388,153
Work in process	3,369,419	3,460,359
Raw materials	1,256,358	1,339,470
	7,713,428	7,187,982
Obsolescence reserve	(2,165,013)	(1,207,596)
	$ 5,548,415	$ 5,980,386

7. PROPERTY AND EQUIPMENT

Property and equipment, including leasehold improvements, are stated at cost and depreciated or amortized using the straight-line method over the estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the related lease term or the useful life. Repairs and maintenance expenditures are charged to operations as incurred.

Property and equipment consist of the following:

	June 30,	
	2001	2002
Furniture, fixtures		
and office equipment	$ 1,984,609	$ 2,357,887
Machinery and equipment	6,632,511	11,786,019
Leasehold improvements	173,481	223,200
	8,790,601	14,367,106
Accumulated depreciation		
and amortization	(5,300,111)	(6,968,469)
	$ 3,490,490	$ 7,398,637

8. LONG-TERM DEBT

In February 2000, the Company received an equipment loan facility of $1,000,000 from the State of Maryland to finance a portion of the costs of equipment installed at the Company's facility in Gaithersburg, Maryland. The loan bears interest at 1% per annum and the Company is required to make quarterly interest only payments with all unpaid principal and interest due by December 31, 2009. Approximately $503,000 of fixed asset additions, previously financed with cash, was converted to this facility during July 2000. The remaining $497,000 of the facility was drawn down in the year ended June 30, 2001 for additional capital expenditures. The repayment of this loan is secured by a lien on property and equipment purchased using the proceeds from the loan facility.

In June 2002, in conjunction with the termination of Abbott's rights with respect to the Company's HPV and chlamydia and gonorrhea products under the Abbott Agreement as discussed in Note 3, the Company repurchased equipment it sold to Abbott. In order to satisfy this obligation, the Company issued a promissory note to Abbott for $4,033,904. The note bears interest at 7% per annum and the Company is required to make quarterly installment payments of $336,159 commencing on July 1, 2002 and ending on April 1, 2005.

9. INCOME TAXES

Significant components of the provision for income taxes attributable to operations consist of the following:

	Year Ended June 30,		
	2000	2001	2002
Current:			
Federal	$ —	$ —	$ —
State	—	—	—
Foreign	184,368	117,217	210,106
Total current	184,368	117,217	210,106
Deferred:			
Federal	—	—	—
State	—	—	—
Foreign	—	—	—
Total deferred	—	—	—
Total provision			
for income taxes	$184,368	$117,217	$210,106

Income tax expense related to earnings of consolidated subsidiaries located outside of the United States is provided at tax rates of the respective country in which the subsidiaries are located. If the Company repatriates its investment, then additional taxes may be incurred. No provision has been reflected in the consolidated financial statements for the potential additional taxes as the Company has no specific plans for a repatriation of these investments.

The components of loss from operations before income taxes are as follows:

	Year Ended June 30,		
	2000	2001	2002
United States	$(6,968,850)	$(6,336,249)	$(9,249,838)
Foreign	386,012	(27,531)	63,328
	$(6,582,838)	$(6,363,780)	$(9,186,510)

Items which caused recorded income taxes attributable to continuing operations to differ from taxes computed using the statutory federal income tax rate are as follows:

	Year Ended June 30,		
	2000	2001	2002
Tax benefit at			
statutory rate	$(2,290,000)	$(2,227,000)	$(2,676,000)
Effect of:			
State income tax, net	(327,000)	(311,000)	(804,000)
Foreign tax	184,368	117,217	210,106
Stock options	(5,700,000)	(7,067,000)	(1,604,000)
Other	(271,000)	(161,000)	1,503,000
Valuation allowance	8,588,000	9,766,000	3,581,000
Provision for income taxes	$ 184,368	$ 117,217	$ 210,106

The Company's net deferred tax assets are as follows:

	June 30,	
	2001	2002
Net operating loss carryforwards	$ 32,152,000	$ 37,021,092
Research and development credits	1,694,000	2,232,967
Patent costs, net	322,000	262,283
Research and development deferral, net	763,000	479,320
Murex customer lists	699,000	614,621
Reserves	1,400,000	1,257,702
Other	3,288,000	2,031,015
Deferred tax assets	40,318,000	43,899,000
Valuation allowance	(40,318,000)	(43,899,000)
Net deferred tax assets	$ —	$ —

The Company recognized a tax provision of $117,217 and $210,106 for the years ended June 30, 2001 and 2002, respectively, which related to the Company's foreign operations. At June 30, 2002, the Company had tax net operating loss carryforwards for income tax purposes of approximately $97.4 million. Approximately $5.3 million of the net operating loss carryforwards is attributable to exercised stock options, the benefit of which, when realized, will directly increase additional paid-in capital.

At June 30, 2002, the Company also had research and development credit carryforwards of approximately $2.2 million. In 1990, the Company experienced a change in ownership pursuant to Section 382 of the Internal Revenue Code, which will cause the utilization of pre-change losses and credits to be limited. Subject to this limitation, the Company's net operating loss carryforwards and tax credits expire, if unused, at various dates from 2003 through 2021. Realization of total deferred tax assets is contingent upon the generation of future taxable income. Due to the uncertainty of realization of these tax benefits, the Company has provided a valuation allowance for the full amount of its deferred tax assets.

10. LEASE AND OTHER COMMITMENTS

In January 2000, the Company moved into a new facility in Gaithersburg, Maryland, comprising a total of approximately 90,000 square feet. The lease for the Gaithersburg facility has a ten-year term and the Company has two consecutive rights to extend the term of the lease for five years each. The former Beltsville executive office and manufacturing facility lease expired on April 30, 2000. In addition, the lease on the Company's research and development facility in Silver Spring, Maryland terminated upon the Company's relocation of those activities to the Gaithersburg facility in January 2000.

In December 1999, the Company established an equipment leasing facility with Mellon US Leasing with a total commitment of $750,000. The Company used such facility to fund furniture and equipment leases, including telecommunications equipment, for its new leased facility in Gaithersburg, Maryland. As of June 30, 2000, when this commitment expired, the Company had used approximately $571,000 of the commitment. All of the equipment and furnishings leased under this agreement have been accounted for as operating leases.

On November 7, 2001, the Company entered into a lease for its new London facility. The term of the lease expires on November 7, 2011.

Future minimum rental commitments under these and other operating lease agreements, including the agreements mentioned above, are as follows as of June 30, 2002:

2003	$ 2,832,995
2004	2,680,177
2005	2,652,574
2006	2,689,962
2007	2,729,655
Thereafter	7,182,743
	$20,768,106

Rent expense under these leases was $2,144,945, $3,287,422, and $2,926,098 for the years ended June 30, 2000, 2001 and 2002, respectively.

The Company's access to various probes, diagnostic techniques and a key product component were acquired under agreements requiring the Company to pay future royalties up to approximately 4.0% of applicable future net sales on certain products. For the years ending June 30, 2000, 2001 and 2002, total royalties amounted to $947,628, $1,283,021, and $2,093,434, respectively.

11. COMMON STOCK

On December 23, 1999, the Company and certain of its stockholders completed a private placement of 1,500,000 shares of Common Stock to selected institutional and other accredited investors at $13.00 per share. Of these shares, 900,000 were sold by the Company and 600,000 were sold by the selling stockholders. The net proceeds to the Company, after placement agent fees and expenses, were approximately $10,354,000.

On January 28, 2002, the Company issued 87,973 shares of Common Stock, valued at $2.5 million, to Abbott in consideration for the acquisition of Abbott's exclusive marketing and distribution rights for the Company's chlamydia and gonorrhea products that were initially provided for in the Abbott Agreement. The Company accounted for the issuance of these shares as a non-cash charge to operations in its Consolidated Statement of Operations for the year ended June 30, 2002.

On January 30, 2002, the Company completed a private placement of 588,235 shares of Common Stock to certain institutional investors at $25.50 per share. The net proceeds to the Company were approximately $14.9 million.

12. COMMON STOCK OPTIONS

In March 1996, the Company adopted the Digene Corporation Omnibus Plan (the "Omnibus Plan"). Pursuant to the Omnibus Plan, officers or other employees of the Company may receive options to purchase Common Stock. The Omnibus Plan is administered by the Compensation Committee. 2,000,000 shares have been reserved for issuance under the Omnibus Plan.

In October 1996, the Company adopted the Digene Corporation Directors' Stock Option Plan (the "Directors' Plan"). Pursuant to the Directors' Plan, directors of the Company may receive options to purchase Common Stock. Additionally, immediately following the Company's Annual Meeting of Stockholders, each non-employee director of the Company automatically is granted an option to purchase 5,000 shares of Common Stock under the Directors' Plan. The Directors' Plan is administered by the Board of Directors. 500,000 shares have been reserved for issuance under the Directors' Plan.

In September 1997, the Company adopted the Digene Corporation 1997 Stock Option Plan (the "1997 Stock Option Plan"). Pursuant to the 1997 Stock Option Plan, consultants and other non-employees of the Company may receive options to purchase Common Stock. The 1997 Stock Option Plan is administered by the Compensation Committee. 500,000 shares have been reserved for issuance under the 1997 Stock Option Plan.

In October 1999, the Company adopted the Digene 1999 Incentive Plan (the "1999 Plan"). Pursuant to the 1999 Plan, employees of the Company and its subsidiaries may receive options to purchase Common Stock and other Common Stock awards. The 1999 Plan is administered by the Compensation Committee. 3,000,000 shares have been reserved for issuance under the 1999 Plan.

Prior to March 1996, the Company had adopted Stock Option Plans (the "Option Plans") under which 2,622,821 shares of Common Stock were reserved for issuance upon exercise of options granted to employees, officers and consultants of the Company. The Option Plans provide for grants of stock options to employees (including officers and employee directors), directors and consultants of the Company. The Option Plans were previously administered by the Board of Directors and presently are administered by the Compensation Committee, which determined recipients and types of options to be granted, including the exercise price, number of shares subject to the option and the exercisability thereof. All of these option plans have expired.

As of June 30, 2002, 1,771,919 shares were available for grant or award under the Omnibus Plan, the Directors' Plan, the 1997 Stock Option Plan, the 1999 Plan and the Option Plans.

The terms of all stock options granted may not exceed ten years. The exercise price of options granted, as determined by the Compensation Committee, approximates fair market value at the time of the grant.

Common Stock options activity is as follows:

	Year Ended June 30,					
	2000		2001		2002	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	3,177,529	$ 7.31	2,995,087	$10.06	3,129,275	$16.32
Options granted	607,500	16.38	792,500	32.53	770,500	31.39
Options exercised	(707,601)	2.96	(581,801)	5.77	(541,281)	9.70
Options canceled or expired	(82,341)	11.29	(76,511)	19.81	(92,632)	29.03
Outstanding at end of year	2,995,087	10.06	3,129,275	16.32	3,265,862	20.62
Options exercisable at year-end	1,278,648	7.54	1,477,776	10.06	1,647,089	13.16

The following table summarizes information about fixed-price stock options outstanding at June 30, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at June 30, 2002	Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at June 30, 2002	Weighted-Average Exercise Price
$ 0.00–$10.00	1,707,694	5.5	$10.35	1,428,560	$ 9.97
$10.01–$20.00	44,500	8.6	17.37	—	—
$20.01–$30.00	215,000	8.8	26.25	—	—
$30.01–$40.00	1,288,668	8.8	33.21	218,529	33.98
$40.01–$44.25	10,000	8.1	44.25	—	—
	3,265,862	7.0	20.62	1,647,089	13.16

If compensation cost for the Company's stock option plans had been determined based upon the fair market value at the grant date as prescribed under SFAS No. 123, the Company's pro forma net loss in fiscal 2000, 2001 and 2002 would have been approximately $13,251,000, $17,273,000 and $24,482,852 or $0.86, $1.04 and $1.41 per share, respectively. The effect of applying SFAS No. 123 to the calculation of 2000, 2001 and 2002 pro forma net loss as stated above is not necessarily representative of the effects on reported net loss for future years due to, among other things, (1) the vesting period of the stock options and the (2) fair market value of additional stock options in future years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing fair value model with the following weighted-average assumptions used for grants:

	Year Ended June 30,		
	2000	2001	2002
Dividend yield	0.00%	0.00%	0.00%
Expected volatility	77%	78%	79%
Risk-free interest rate	6.0%	5.5%	5.4%
Expected life of the option term (in years)	5.8	5.9	5.9

The weighted-average fair values of the options granted during the years ended June 30, 2000, 2001 and 2002 were $11.84, $23.04 and $22.36, respectively.

13. RETIREMENT PLAN

The Company sponsors a 401(k) Profit Sharing Plan (the "Plan"), which covers all employees who have completed 90 days of service. The Plan stipulates that employees may elect an amount between 1% and 20% of their total compensation to contribute to the Plan. Employee contributions are subject to Internal Revenue Service limitations. All employees who have completed 1,000 hours of service during the plan year and are employed by the Company on the last day of the plan year are eligible to share in discretionary Company contributions. Employees vest in employer contributions over five years. No contributions were made by the Company during the years ended June 30, 2000, 2001 and 2002.

14. SEGMENT REPORTING

The Company operates one business segment that develops, manufactures and markets proprietary gene-based tests for the detection, screening and monitoring of human diseases. Worldwide operations are summarized by geographic region in the following table:

	2000		2001		2002	
	Assets	Revenues	Assets	Revenues	Assets	Revenues
North America	$34,568,195	$ 9,880,710	$46,890,764	$19,620,298	$61,961,002	$30,591,741
Europe	610,883	9,957,338	672,924	10,526,665	4,381,207	13,137,284
South America	605,888	1,746,724	631,639	2,126,123	899,120	2,878,867
Pacific Rim	—	1,459,198	—	1,923,800	—	2,239,885
	$35,784,966	$23,043,970	$48,195,327	$34,196,886	$67,241,329	$48,847,777

15. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of quarterly results of operations for the fiscal quarters: (in thousands, except per share amounts):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2002				
Revenues	$10,382	$11,584	$14,213	$12,669
Net loss	$ (535)	$ (1,074)	$ (3,319)	$ (4,468)
Basic and diluted net loss per share	$ (0.03)	$ (0.06)	$ (0.19)	$ (0.25)
2001				
Revenues	$ 7,172	$ 7,755	$ 9,010	$10,260
Net loss	$ (1,916)	$ (1,578)	$ (1,645)	$ (1,342)
Basic and diluted net loss per share	$ (0.12)	$ (0.10)	$ (0.10)	$ (0.08)

The sum of basic and diluted net loss per share for the four quarters in each of 2002 and 2001 may not equal basic and diluted net loss per share for the year due to the changes in the number of weighted-average shares outstanding during the year.

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Stockholders
Digene Corporation

We have audited the accompanying consolidated balance sheets of Digene Corporation as of June 30, 2001 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Digene Corporation at June 30, 2001 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

McLean, Virginia
August 9, 2002

Corporate Information

CORPORATE HEADQUARTERS

Digene Corporation
1201 Clopper Road
Gaithersburg, Maryland 20878
Phone: 800-DIGENE-1
Fax: 301-944-7121
Email: inforeq@digene.com
www.digene.com

DIGENE EUROPE
Unit 2.3
Shepherds Central
Charecroft Way
London W14 0EH
United Kingdom

DIGENE BRAZIL
Rua Dr. Bacelar, 333
Sao Paulo SP
Brazil 04026-001
www.digene.com.br

FORM 10-K

A copy of Digene's annual report to the Securities and Exchange Commission on Form 10-K, exclusive of exhibits, is available without charge upon written request to:

Charles M. Fleischman
President, Chief Operating Officer and Chief Financial Officer
Digene Corporation
1201 Clopper Road
Gaithersburg, Maryland 20878

INDEPENDENT AUDITORS

Ernst & Young LLP
8484 Westpark Drive
McLean, Virginia 22102

LEGAL COUNSEL

Ballard Spahr Andrews & Ingersoll, LLP
1735 Market Street, 51st Floor
Philadelphia, Pennsylvania 19103

TRANSFER AGENT AND REGISTRAR

StockTrans, Inc.
44 West Lancaster Avenue
Ardmore, Pennsylvania 19003

ANNUAL MEETING

October 24, 2002

INVESTOR RELATIONS

Morgen-Walke Associates, Inc.
380 Lexington Avenue, 50th Floor
New York, New York 10168
Phone: 212-850-5600

TRADEMARKS

Digene and Hybrid Capture are registered trademarks and Rapid Capture and DNA Pap are trademarks of Digene Corporation. ThinPrep is a registered trademark of Cytyc Corporation.

STOCK PROFILE AND ACTIVITY

Since Digene's initial public offering of Common Stock on May 22, 1996, our Common Stock has been traded on the Nasdaq National Market under the symbol "DIGE."

The following table sets forth, for the fiscal quarters indicated, the high and low bid prices for the Common Stock, as reported by the Nasdaq National Market:

2003	High	Low
(through September 9, 2002)		
First quarter	$11.780	$ 6.220
2002		
Fourth quarter	36.570	8.850
Third quarter	37.320	21.450
Second quarter	39.000	24.760
First quarter	39.500	22.000
2001		
Fourth quarter	41.000	12.875
Third quarter	44.500	10.625
Second quarter	45.000	31.188
First quarter	44.875	32.500

On September 9, 2002, the closing sale price for the Common Stock, as reported by the Nasdaq National Market, was $8.55. As of September 9, 2002, Digene's Common Stock was held by 157 holders of record.

Digene has never paid dividends on our Common Stock and we do not anticipate paying any cash dividends on our Common Stock in the foreseeable future.

ENDNOTES

1. Internal company estimates.
2. 2001 Consensus Guidelines, *Journal of the American Medical Association*, 16: 287. The 2001 Consensus Guidelines, sponsored by the American Society for Colposcopy and Cervical Pathology (ASCCP), state that for managing women with ASC-US results HPV testing is the "preferred approach" when it can be performed directly from a liquid-based Pap test, also known as "Reflex" HPV testing, or when the HPV test specimen can be collected during the initial office visit.
3. On March 8, 2002, an FDA Advisory Panel recommended that the FDA approve with conditions Digene's Pre-Market Approval Supplement (PMAS) application to market its hc2 HPV Test in conjunction with the Pap test as a primary screen for cervical cancer and its precursors in women age 30 and older. On April 2, 2002, Digene received notification from the FDA that the PMAS was not approvable absent FDA receipt of an amendment to the PMAS application to provide the recommended information.

DIGENE

1201 Clopper Road
Gaithersburg, MD 20878
www.digene.com